Mail Stop 3561
						September 8, 2005

Via  U.S.  Mail and Fax (781) 251-4655
Mr. Keith Farrish
Vice President of Finance and Chief Financial Officer
Lojack Corporation
200 Lowder Brook Drive, Suite 100
Westwood, MA  02090

	RE:	Lojack Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005

		Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and
June 30, 2005
		File No. 1-8439

Dear Mr. Farrish:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

							Sincerely,



							/s/ Larry Spirgel
							Assistant Director

cc: Brian D. Boyce, Corporate Controller



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Mr. Keith Farrish
Lojack Corporation
June 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE